Giovanni Caruso
Partner

345 Park Avenue	Direct 212.407.4866
New York, NY 10154	Main 212.407.4000
Fax 212.937.3943
gcaruso@loeb.com

February 4, 2011

Max A. Webb
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Asia Entertainment & Resources Ltd.
Amendment No. 3 to Registration Statement on Form F-1

Dear Mr. Webb:

On behalf of our client, Asia Entertainment & Resources Ltd., a Cayman Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated November 16, 2010 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously we are filing an amended Registration Statement on Form F-1/A for the Company (the “Amended F-1”) reflecting the responses of the Company.

In order to facilitate the review by the Securities and Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amended F-1.

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Los Angeles    New York    Chicago    Nashville   Washington, DC   Beijing    www.loeb.com

A limited liability partnership including professional corporations

Max A. Webb Securities and Exchange Commission February 4, 2011 Page 2

General

1.	Please advise as to whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

COMPANY RESPONSE: We have been advised by William B. Heyn and James R. Preissler that they are each an affiliate of Tritaurian Capital, a registered broker-dealer. Tritaurian Capital has not received any fees in connection with this offering and it is not currently anticipated that the Company will pay Tritaurian Capital any fees in the foreseeable future. To the best of the Company’s knowledge, none of the other selling shareholders are broker-dealers or affiliates of broker-dealers.

Inside Front Cover Pay of Prospectus

2.	Please revise the third paragraph to clarify that you believe the third party data which you cite are accurate.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page i of the Amended F-1.

3.
Please revise to include a brief summary of your company from the standpoint of a person considering an investment decision in it now. You may retain the historical information but place it at the end. Do you plan to make money?  What are the most material risks? Present a brief summary of material information about your company. If you are able to know whether it is likely or not that the Incentive Target discussed on page 32 will be met, consider putting that in the summary.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 1 and 2 of the Amended F-1.

4.
Please revise to discuss the potential reduction in market price related to the resale of shares registered in this offering and the dilution, reduction in voting power, and decrease in the share or any future dividends resulting from the issuance of shares to Spring Fortune.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 1 and 2 of the Amended F-1.

Risk Factors, page 12

5.	If possible, add information to the first risk factor which might let investors gauge how likely the possibility that one of your promoter’s licenses might not be renewed.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 11 of the Amended F-1.

Max A. Webb Securities and Exchange Commission February 4, 2011 Page 3

6.	If possible violations of the Foreign Corrupt Practices Act are a risk, please add a risk factor about it and say what you are doing to prevent such a violation.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 15 of the Amended F-1.

7.
Please include a risk factor indicating, if true, that affiliates of Spring Fortune currently have a controlling interest in the company, and that, depending on the amount of resales, the interest of Spring Fortune and its affiliates could actually increase as the result of the issuance of shares to Spring Fortune.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 21 and 22 of the Amended F-1.

8.	Please address risks arising from gaming promoters’ joint liability, as discussed on page 47.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 16 of the Amended F-1.

If AGRL’s VIP gaming promoters fail to maintain effective policies, page 15

9.	If you are able to provide additional information which would help investors understand the magnitude or importance of the risks described in this section, please do so.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 14 of the Amended F-1.

AGRL is subject to junket agent and collaborator credit risk, page 16

10.
Please revise to further describe the credit risk to which you are exposed, including average loan amount and duration and known historical rates of default, if possible. Additionally please clarify whether members of management are no longer personally making loans to junket agents and collaborators.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 15 of the Amended F-1.

Agreements for concessions or sub-concessions to operate, page 19

11.	Please revise to clarify when the “fifteenth year of the concessions or sub- concessions” will occur for the casinos in which your VIP gaming promoters are located.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 18 of the Amended F-1.

Max A. Webb Securities and Exchange Commission February 4, 2011 Page 4

12.
Please revise to clarify any differing consequences arising from “serious events of default” in the first sentence of the second paragraph and “any event of default” in the second to last sentence of the second paragraph. Additionally, it is unclear whether the discussion describes events of default, given that the second sentence of the second paragraph begins with “[i]n addition ….” Accordingly, please revise to state the events of default or advise.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 18 of the Amended F-1 to clarify that there is no distinction between “serious events of default” and “events of default” and that the discussion describes events of default.

Consideration, page 32

13.
We note that, pursuant to the purchase agreement, you paid consideration to Spring Fortune and three of its designees. Please identify the three designees and provide us with a schedule of how the 10,350,000 shares were allocated. Tell us whether the 4,210,000 shares (and/or any subsequent issuances of incentive shares) will be similarly allocated.

COMPANY RESPONSE: Of the 10,350,000 ordinary shares issued in upfront consideration, 9,729,000 ordinary shares were issued to Spring Fortune (which shares were subsequently distributed by Spring Fortune to its shareholder and its shareholder’s designees) and an aggregate of 621,000 ordinary  shares were issued to each of Kenworth Capital, Inc., a consultant of Spring Fortune, and Blum & Co., Inc. and Neuro International Company Limited, each a designee of Kenworth Capital, Inc. It is currently anticipated that the 4,210,000 ordinary shares issuable under the purchase agreement upon the filing of a Current Report on Form 20-F for the 2010 fiscal year will be issued to Spring Fortune (and subsequently distributed to its shareholder and its shareholder’s designees) and Spring Fortune’s consultant and its consultant’s designees in substantially the same ratios as the initial issuance, and that any additional ordinary shares issued as consideration under the purchase agreement will be issued to solely to Spring Fortune (and to be subsequently distributed to its shareholder and its shareholder’s designees).

Redemption and Repurchase of Public Shares, page 34

14.	We assume that the holders of public shares that were either redeemed or repurchased retained their warrants. Please confirm, or advise supplementally.

COMPANY RESPONSE: The Company hereby confirms that the holders of the public shares that were either redeemed or repurchased retained their warrants.

The Macau Gaming Industry, page 35

15.	Please revise to give the annual growth rate mentioned in the fourth paragraph by year rather than as a CAGR.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 34 of the Amended F-1

Max A. Webb Securities and Exchange Commission February 4, 2011 Page 5

Demand for Gaming and Gaming-Related Services, page 37

16.
Please balance your discussion of Chinese government policies expected to have a “positive influence” on the gaming industry of Macau with discussing the various travel restrictions the Chinese government placed on its citizens traveling from mainland China to Macau, as discussed on page 19. Additionally please revise the reference on page 45 to “the liberalization of restrictions on travel to Macau from mainland China” in light of your disclosure on page 19.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 37 and 44 of the Amended F-1.

17.	Please balance the second to last paragraph on page 37 to indicate that there is no guarantee that the economic growth in China will continue at its historic pace.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 36 of the Amended F-1.

AGRL’s Gaming Operations, page 41

18.
Refer to the diagram of AGRL’s corporate structure and relationships with its VIP gaming promoters that are “currently active.” It appears, from the disclosures on page 42 and elsewhere in your narratives, that you have no operations and earn no revenues in Jeju. If true, please add at footnote to the diagram that states this fact. In this regard, if operations at the Hyatt Regency Casino have not yet begun, please disclose this fact and indicate when you anticipate that operations will begin. Alternatively, if operations have ceased, please disclose this fact and indicate when and why this occurred.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 42 of the Amended F-1 to remove the Hyatt Regency Casino from the corporate structure chart, since the Company has no operations and earns no revenues in Jeju.

Profit Interest Agreements, page 43

19.
Please revise to further explain the statement on page 44 that “the favorable risk/reward of the commission model in Macau offers more stability than the capital risk of the win/loss split model used in Jeju.”

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 28 and 43 of the Amended F-1.

Max A. Webb Securities and Exchange Commission February 4, 2011 Page 6

Competition, page 44

20.	Please remove the reference to management’s “proven track record,” as such marketing language is not appropriate.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 44 of the Amended F-1.

Business Strategy, page 45

21.	We note that you state that AGRL’s VIP gaming promoters “are applying” a number of strategies. Please revise to clarify what concrete steps you have taken so far for each strategy.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 44 of the Amended F-1

Relations Relating to Macau Gaming Law, page 46

Law No. 5/2004, page 46

22.	Please tell us how junket agents and collaborators are able to extend credit to patrons and how VIP gaming promoters are able to extend credit to junket agents and collaborators under this law.

COMPANY RESPONSE: It has been a customary practice in Macau that casinos issue credits to VIP gaming promoters in the form of non-negotiable chips that can only be used by patrons in that gaming promoter’s VIP gaming room. The chips may not be redeemed for cash or exchanged for negotiable chips or other goods or services. The VIP gaming promoters then issue such credits, or their own credits, to gaming patrons either directly or through junket agents and collaborators who in turn extend the credits to patrons. The junket agents and collaborators act as an intermediary between the VIP gaming promoters and the patrons, and are representatives of the patrons. Therefore, the credits extended by VIP gaming promoters to junket agents and collaborators are actually credits issued to gaming patrons under the Gaming Credit Laws.

Unaudited Consolidating Pro Forma Financial Information, page 62

23.
Refer to the updated financial statements for the six months ended June 30, 2010 on page FS-64. As the period in which the acquisition occurred has now been presented in the filing, the pro forma financial information may be omitted. Instead, the historical financial statements for all periods presented should now be those of the acquiring enterprise (the accounting acquirer). Please revise your filing accordingly or advise.

COMPANY RESPONSE: The pro forma financial information has been removed from the Amended F-1 in response to the Staff’s comment.

Max A. Webb Securities and Exchange Commission February 4, 2011 Page 7

Independent Auditors, page 69

24.
We note that the acquirer and the acquiree had different accountants. It appears that disclosures are required pursuant to Part I, Item 4(d) of Form F-1. Please revise to include the information required under Item 16F of the Form 20-F or advise.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 94 of the Amended F-1.

Compensation Components, page 72

25.
Please revise your discussion to address the compensation disclosures made on page 73 regarding Ms. Lee and Messrs. Leong, Li, Lam, and Vong and to indicate when you intend to take the anticipated actions discussed on page 72.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 67 of the Amended F-1.

Taxation, page 75

U.S. Holders, page 76

Taxation of Distributions Paid on Ordinary Shares, page 76

26.
We note the statement on page 76 that your ordinary shares and warrants are currently traded on the OTCBB. To the extent that your statement on page 27 is correct that “[o]ur ordinary shares and warrants have traded on the Nasdaq Global Market,” please make appropriate revisions to your Taxation discussion.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 72 of the Amended F-1 to remove the reference to the OTCBB.

Beneficial Ownership of Securities, page 81

27.	Please revise here and the “Our History and Business,” “Shares Eligible for Future Sale” and “Selling Securityholders” sections to identify the designees of Spring Fortune to the extent known.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 29, 77, 79 and 89 of the Amended F-1.

Max A. Webb Securities and Exchange Commission February 4, 2011 Page 8

Asia Entertainment & Resources Limited — Periods Ended June 30, 2010

Note 1 — Organization and Business of Companies

Basis of Presentation, page PS-68

28.
Please tell us more about the arrangements of AGRL with the “Promoter Companies” both prior and subsequent to February 2, 2010. In this regard, we note that AGRL did not consolidate these companies prior to the acquisition date, either as VIEs or as a consolidation of entities controlled by contract. Please explain their relationship to AGRL prior to the acquisition date, supplementally and in detail.

COMPANY RESPONSE: Prior to the acquisition of Asia Gaming & Resort Limited ("AGRL") by the Company on February 2, 2010, the subsidiaries of AGRL entered into profit interest agreements with the Promoter Companies. The transactions contemplated by the profit interest agreements would not close until the successful execution of a reverse merger or the sale of 15% of the equity of AGRL.

Prior to the closing of the reverse merger with the Company, the profit interest agreements were neither effective nor enforceable.  AGRL’s management evaluated the Promoter Companies to determine whether the Promoter Companies were Variable Interest Entities ("VIEs"), on a quarterly basis and determined that, prior to the date of the acquisition of AGRL by the Company, the Promoter Companies were not VIEs as no contractual obligations existed prior to the merger and AGRL and its subsidiaries were not the primary beneficiaries of the Promoter Companies.  The primary beneficiary was Lam Man Pou, the shareholder of Spring Fortune, a related party of AGRL and, therefore, consolidation would not be required. Had a transaction contemplated by the profit interest agreements not closed, no obligations would exist between AGRL and the Promoter Companies.  No other arrangements existed between AGRL and the Promoter Companies prior to the closing of the reverse merger on February 2, 2010.

Management’s determination of the appropriate accounting method with respect to the Promoter Companies as VIES of AGRL is based on Financial Accounting Standards Board-Accounting Standards Codification (“FASB ASC”) Topic 810, “Consolidation of Variable Interest Entities.” The Promoter Companies consolidate any VIEs in which they are the primary beneficiaries and disclose significant variable interests in VIEs of which they are not the primary beneficiaries, if any.  Additionally, as the Promoter Companies were not controlled by AGRL pursuant to the Profit Interest agreements, prior to the acquisition of AGRL by the Company, consolidation of the Promoter Companies would not be appropriate.

Effective February 2, 2010, the Promoter Companies and AGRL’s wholly owned subsidiaries entered into new Profit Interest agreements, concurrent with the acquisition of AGRL by the Company, at which time the rights to profits generated by the Promoter Companies were transferred to the wholly owned subsidiaries of AGRL.  Therefore, on February 2, 2010, the Company, through its ownership of AGRL, became the primary beneficiary of the Profit Agreements with the Promoter Companies.

Max A. Webb Securities and Exchange Commission February 4, 2011 Page 9

As disclosed in the notes to the financial statements as of and for the period ended June 30, 2010:

“The acquisition has been accounted for as a “reverse merger” and recapitalization since the shareholder of AGRL (i) owns a majority of the outstanding ordinary shares of AERL immediately following the completion of the transaction, and (ii) has the significant influence and the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity, and AGRL’s senior management dominates the management of the combined entity immediately following the completion of the transaction in accordance with the provision of Financial Accounting Standards Board Accounting Standards Codification (“FASB-ASC”) topic 805 Business Combinations. Accordingly, AGRL is deemed the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of AGRL. Accordingly, the assets and liabilities and the historical operations that are reflected in the financial statements are those of AGRL and its VIP gaming promoters (sometimes referred to as “The Promoter Companies”) and are recorded at the historical cost basis of AGRL and the VIP gaming promoters. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL, its subsidiaries and the Promoter Companies subsequent to the acquisition.

Upon the closing of the acquisition of AGRL by AERL, the Promoter Companies became variable interest entities (“VIEs”) of the subsidiaries of AGRL, which are the primary beneficiaries of the operations of the Promoter Companies through the profit interest agreements which were entered into on February 2, 2010.

In accordance with FASB ASC Topic 810, the operations of the Promoter Companies are consolidated with those of AGRL for all periods subsequent to the closing of the acquisition of AGRL by AERL. Prior to the closing of the acquisitions, all revenue and expenses of the Promoter Companies has been attributed to the former beneficiaries of the VIEs and has been disclosed as Non-controlling Interest and has reduced income available to the ordinary shareholders.”

29.
In this regard, reference is made to the audited financial statements of AGRL (pages FS-23 through FS-35). Although the financial statements appear to be those of a development stage company, it appears from the accompanying footnotes that AGRL consolidated (and/or engaged in significant transactions with) the promoter companies during the periods for which the historical financial statements have been presented. To facilitate our understanding of your presentation, please further explain the business purpose of AGRL and its operational activities from its inception in fiscal 2007 to the date of the acquisition on February 2, 2010. We are particularly interested in its relationship to, and transactions with, the promoter companies during this period. Also tell us whether the subsidiaries of AGRL existed during this period and but were inactive. We may have further comments upon review of your response.

COMPANY RESPONSE: AGRL and its wholly owned subsidiaries had limited operations from their inception through the date of the reverse merger.  These operations were limited to formation, annual information filings required by Hong Kong laws and other general business expenses.  AGRL was established to own its subsidiaries and, if appropriate, to complete a reverse merger or sale of equity.  Each of its wholly owned subsidiaries was established to enter into profit interest agreements with promoter companies.  As AGRL and its wholly owned subsidiaries did not generate revenues nor commence operations during the period from inception in 2007 through December 31, 2009, the financial statements have been reported under development stage reporting requirements.

Max A. Webb Securities and Exchange Commission February 4, 2011 Page 10

The following is a summary of the entities and their formation dates as disclosed in Note 1 to the financial statements on page FS-28:

Entity Name	Date of Incorporation	Periods Included in Consolidation
Asia Gaming & Resort Limited	May 2, 2007	May 2, 2007 – December 31, 2007 and Years ended December 31, 2008 and 2009

Kasino Fortune Investments Limited (“Kasino Fortune”)	February 16, 2007	February 16, 2007 – December 31, 2007 and Years ended December 31, 2008 and 2009

Foxhill Group Limited (“Foxhill”)	February 15, 2007	February 15, 2007 – December 31, 2007 and Years ended December 31, 2008 and 2009

Billion Boom International Limited (“Billion Boom”)	November 1, 2007	November 1, 2007 – December 31, 2007 and Years ended December 31, 2008 and 2009

Well Mount International Limited (“Well Mount”)	November 1, 2007	November 1, 2007 – December 31, 2007 and Years ended December 31, 2008 and 2009

Link Bond International Limited (“Link Bond”)	November 1, 2007	November 1, 2007 – December 31, 2007 and Years ended December 31, 2008 and 2009

As discussed in response to the response to comment 28, the only transactions between the Promoter Companies and AGRL, from inception in fiscal 2007 to the closing of the acquisition in February 2010, were the profit interest agreements.

30.	Please provide us with a schedule of the shareholders of AGRL at the acquisition date. Identify each shareholder and state the number of share held.

COMPANY RESPONSE: Immediately prior to the Company’s acquisition of AGRL on February 2, 2010, Spring Fortune was sole shareholder of AGRL, and Lam Man Pou was the sole shareholder of Spring Fortune.

Note 2 — Summary of Significant Accounting Policies

Revenue Recognition, page FS-74

31.
We note that revenue is calculated and recorded monthly. We assume that the promoter companies’ shares of monthly revenue are calculated by the concessionaires and subconcessionaires and that revenue is recorded by the companies when this information has been provided. If true, please expand your disclosures to explain this fact. Alternatively, please explain when revenue is recognized and recorded.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 54, FS-13, and FS-74 of the Amended F-1.

Max A. Webb Securities and Exchange Commission February 4, 2011 Page 11

32.
You state that revenue will be recognized differently under the revised Sang Heng gaming promotion agreement. We note that management expects less fluctuation under the fixed commission revenue system. Please also tell us whether you would expect aggregate revenue to significantly increase or decrease under this system and, if so, quantify the anticipated change.

COMPANY RESPONSE: The Company notes the Staff’s comment and would like to clarify that revenue recognition remains the same as described above; however, the methodology of calculating the revenue is based upon receiving a fixed commission rather than sharing in the wins/losses on a monthly basis.  The normal win rate for the Iao Kun VIP room at MGM Hotel and Casino is 2.9%, which in the aggregate is equivalent to the fixed commission of 1.25%.  Management does not expect aggregate revenue to significantly increase or decrease under this system.  However, quarterly results may vary based upon actual win/loss rates.

Note 6 — Loans Payable,  Shareholders, page FS-78

33.
We note that Mr. Lam and Mr. Vong guaranty to AGRL the repayment of the loans made by AGRL to the promoter companies. Please tell us whether AGRL has the legal right to offset any such amounts against the loans payable to these shareholders. Clarify this matter in your footnotes as well.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 43, 52, 56, F-10, FS-29, FS-70 and FS-78 of the Amended F-1.

General

34.	As it appears that results for the third quarter are available, we assume that you will update the filing accordingly.

COMPANY RESPONSE: The Amended F-1 has been updated to include third quarter results.

35.	Updated consents should be included with any amendment to the filing.

COMPANY RESPONSE: The Company acknowledges that updated consents should be included with any amendment to the Registration Statement.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP